BÖHLER-UDDEHOLM

RECEIVED 82-[4089]

2006 SEP -7 P 1:03

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Via Airmail

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0302
U.S.A.

06016651

Friday, September 1, 2006
Tel: +43/1/7986901-22707, Fax: +43/1/7986901-22713
Rule 12g3-2(b) Submission of **Böhler-Uddeholm AG**
(the Company) File No. 82-[**4089**]

SUPPL

Dear Sirs!

In connection with the Company's exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find enclosed a copy of our **quarterly report** and the **press release.** BÖHLER-UDDEHOLM announced the **results for the first 2 quarters of 2006** to the press and investors.
This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2(b) of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at Böhler-Uddeholm AG, 0043 1 798 6901-22708 or Antonio D'Amico of Skadden, Arps, Slate, Meagher & Flom in London at 011-44-171-248-9929 if you have any comments of questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return it to Ms. Hatrina D. Buerkle, Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D.C. 20005.

PROCESSED
SEP 08 2006
THOMSON FINANCIAL

Very truly yours
BÖHLER-UDDEHOLM AG
Investor Relations & Corporate Communications

Randolf Fochler

Eveline Ludwig

Enclosures:
cc: Antonio D'Amico, Esq.

BÖHLER UDDEHOLM

PRESS RELEASE

Böhler-Uddeholm announces results for the First Six Months of 2006:

- **Demand remains strong**
- **Growth in sales and earnings**
- **Best half-year in the Company's history**
- **Positive outlook for full-year 2006**

Vienna, 1 September 2006 – The Böhler-Uddeholm Group continued its growth course during the second quarter of 2006, following the record 2005 Business Year with the best six-months results in the Company's history. This favorable development was driven by solid demand across all core markets and customer branches. Order intake rose from 495.2 m€ by 31% to 650.4 m€ for the second quarter of 2006. The total volume of order intake for the first half of the reporting year was 1,352.1 m€, which is 30% more than the comparable 2005 value of 1,040.3 m€. As of 30 June 2006, order backlog had reached 790.1 m€, for an increase of 27% over the comparable prior year figure of 622.3 m€.

Sales recorded by the Böhler-Uddeholm Group rose from 1,190.8 m€ by 30% to 1,548.4 m€ for the first half of 2006. This increase was supported by acquisitions made during 2005 as well as organic growth, which was generated primarily by higher price levels. The increase in sales led to an improvement in earnings before interest and tax (EBIT), which rose from 139.8 m€ by 24% to 173.6 m€. The EBIT margin totalled 11.2% compared to 11.7% in the previous year.

Earnings before tax rose from 123.0 m€ by 31% to 161.1 m€. The tax rate for the Böhler-Uddeholm Group remained unchanged at 28%. Net income for the first half of 2006 totalled 116.0 m€, for an increase of 31% over the comparable prior year value of 88.6 m€.

Böhler-Uddeholm significantly increased the volume of capital expenditure during the first six months of 2006 in order to allow the Group to complete key strategic projects during the 2007 Business Year. These projects include a new rolling mill at the Brazilian plant in Sumaré, a forging press at the Austrian plant in Kapfenberg and a new plant for welding consumables in Suzhou, China. Capital expenditure in the Group increased from 36.9 m€ to 78.3 m€ during the reporting period, or by 112%.

Outlook

Based on the solid results recorded for the first six months of 2006, the management of Böhler-Uddeholm AG expects a continuation of this trend during the third quarter of the year. However, it should be noted that Edelstahlwerke Buderus AG was included in the consolidated financial statements beginning with the third quarter of 2005 and this consolidation effect will therefore not appear during the second half of the 2006 Business Year.

The development of business in the second half of 2006 should be characterized by continued robust demand in all four divisions. In particular, this applies to customers in the energy, electronics and aircraft sectors. Forecasts for the 2006 Business Year therefore call for a further increase in Group sales and, from the current point of view, earnings could also slightly exceed the record prior year level. However, this will also depend on the developments of foreign exchange rates, raw material prices and energy costs during the second half of the year.

Overview of Core Businesses

The *High Performance Metals Division* followed strong growth during the first quarter with a continuation of this excellent trend during the second three months of the reporting year. All aggregates in the division's production companies were operating at full capacity, and a number of specialty steel lines (vacuum arc re-melting units, electro-slag re-melting units) are scheduled in full up to 2007. It was this segment – specialty steels – that registered steady high demand during the second quarter, particularly from the energy, aircraft and chemical sectors as well as gas and oil field equipment suppliers. The demand for high-grade structural steels and valve steels remained at a good level during the reporting period. In contrast, sales of tool steels and high-speed steels were more reserved, above all on the North American market. The operating environment for Villares Metals S.A. in Brazil also remained unchanged: in spite of good demand, the strength of the Real had a negative impact on exports to the USA and Europe. Order intake recorded by the High Performance Metals Division for the second quarter fell slightly below the first three months of 2006 because there were fewer working days, but the first half-year in total set a new record. Sales and earnings exceeded the comparable prior year figures, in particular because of the Buderus Edelstahl acquisition. The pressure on margins intensified as a result of rising energy costs and falling alloy prices, but profitability continued to remain at a high level.

The good development of business in the *Welding Consumables Division* continued to gain momentum during the second quarter of 2006. This trend was triggered primarily by strong demand in Europe and America, where the division was able to record substantial growth in sales volumes at stable prices. The operating environment was particularly favourable on markets in Germany, Italy and Austria as well as in the USA. Demand in Asia also remained constant at a high level, above all on markets in China and India. As a reaction to this development, the sales organization was strengthened in India and additional measures were introduced to intensify selling activities on this growth market. In addition, a sales outlet was opened in Russia to better meet the rising demand for welding materials from the steel industry and energy sector. In general, the reporting period showed steady positive growth in the demand for medium- and high-alloy welding consumables from customers in the energy, offshore, LNG tank, chemical and petrochemical industries. The Welding Consumables Division was therefore able to close the first half of 2006 with renewed growth in sales, earnings and order intake.

The second quarter of 2006 in the *Precision Strip Division* was characterized by sound and balanced demand on all core markets. In addition, business activities in growth regions such as China, India, Russia and Bulgaria also intensified. Order intake reported by the division for the first six months of 2006 exceeded the comparable prior year level. This trend was confirmed, above all, by higher sales of strip steels for saw production, but sales of rule die steel and cutting and creasing rules also increased. The most important customers for these products were the textile and leather industry as well as producers of packaging materials. The sales volumes of hot rolled strip and precision cold rolled strip remained near the previous year level. Regarding both these areas, it should be noted that scheduled investments in the German plant at Wetzlar led to a short-term cutback in production. For the first half of 2006 the Precision Strip Division reported improvements in sales and earnings; volumes rose during the reporting period and prices were held at a stable level. The EBIT margin for the division fell below the 2005 value because the newly added products of Buderus Edelstahl Band GmbH at Wetzlar have a lower profitability than the classic niche products made by the Precision Strip Division. However, measures have already been introduced to significantly improve the earning power of this location by the end of the year.

The *Special Forgings Division* continued its growth course during the second quarter of 2006, with the aircraft industry adding new impulses for the development of business. The demand from this branch also remained strong during the reporting period, and was driven not only by large customers such as Airbus and Boeing but also by manufacturers of regional

jets, business jets and helicopters. The delayed deliveries of the A380 that were announced by Airbus earlier this summer will have only a slight impact on the development of business in the Special Forgings Division for the current year. Demand from the energy sector also met expectations in full. While Asia was the primary source of demand for turbine blades in 2005, the reporting period brought an additional increase in sales by European and North American power plant manufacturers. The division was also able to hold sales of forged components to utility vehicle producers and machinery constructers at a satisfactory level. During the first six months of 2006, the Special Forgings Division recorded substantial growth in sales, earnings and order intake as well as a slight improvement in profitability over the prior year in spite of an unfavorable foreign exchange climate and higher costs for raw materials.

1:4 share split

On 16 May 2006, the Annual General Meeting of Böhler-Uddeholm AG approved a share split at a ratio of 1:4. This announced stock split for the Böhler-Uddeholm share took place on the Vienna Stock Exchange at the start of trading on 8 June 2006. Therefore, the number of shares increased four times from 12,750,000 to the current level of 51,000,000. At the same time, the Vienna Stock Exchange reduced the price of the Böhler-Uddeholm share at the start of trading on 8 June 2006 to one-fourth of the trading price on the previous day.

For additional information contact: BÖHLER-UDDEHOLM AG, Investor Relations & Corporate Communications, Randolf Fochler, Telephone: +43 1 798 69 01-22707

The full report on the first two quarters of 2006 is available at www.bohler-uddeholm.com under “News & Services“.

Overview of Key Figures

in m€	1-6/2005	**1-6/2006**	Change
Net sales	1,190.8	1,548.4	+30%
EBITDA	179.3	224.0	+25%
EBITDA margin	*15.1%*	*14.5%*	
EBIT	139.8	173.6	+24%
EBIT margin	*11.7%*	*11.2%*	
Earnings before tax (EBT)	123.0	161.1	+31%
Net income	88.6	116.0	+31%
Order intake 1)	1,040.3	1,352.1	+30%
Order backlog 1)	622.3	790.1	+27%
Employees	12,042	14,219	+18%

1) At the production companies


GROWTH IN SALES AND EARNINGS
BÖHLER UDDEHOLM
materializing visions

JANUARY–JUNE

	2006 in m€	2005 in m€	Change
Net sales	1,548.4	1,190.8	30%
EBITDA	224.0	179.3	25%
EBIT	173.6	139.8	24%
Earnings before tax (EBT)	161.1	123.0	31%
Net income	116.0	88.6	31%

	2006 in m€	2005 in m€	Change
Cash flow	162.8	125.6	30%
Capital expenditure	78.3	36.9	112%
Order intake[1]	1,352.1	1,040.3	30%
Order backlog[1]	790.1	622.3	27%
Employees	14,219	12,042	18%

1) Before capital changes
2) At the production companies

The BÖHLER-UDDEHOLM Group continued its growth course during the second quarter of 2006, following the record 2005 Business Year with the best six-months results in the Company's history. This favorable development was driven by solid demand across all core markets and customer branches. Order intake rose from 495.2 m€ by 31% to 650.4 m€ for the second quarter of 2006. The total volume of order intake for the first half of the reporting year was 1,352.1 m€, which is 30% more than the comparable 2005 value of 1,040.3 m€. As of 30 June 2006, order backlog had reached 790.1 m€, for an increase of 27% over the comparable prior year figure of 622.3 m€.

Sales recorded by the BÖHLER-UDDEHOLM Group rose from 1,190.8 m€ by 30% to 1,548.4 m€ for the first half of 2006. This increase was supported by acquisitions made during 2005 as well as organic growth, which was generated primarily by higher price levels. The increase in sales led to an improvement in earnings before interest and tax (EBIT), which rose from 139.8 m€ by 24% to 173.6 m€. The EBIT margin totalled 11.2% compared to 11.7% in the previous year.

Earnings before tax rose from 123.0 m€ by 31% to 161.1 m€. The tax rate for the BÖHLER-UDDEHOLM Group remained unchanged at 28%. Net income for the first half of 2006 totalled 116.0 m€, for an increase of 31% over the comparable prior year value of 88.6 m€.

BÖHLER-UDDEHOLM significantly increased the volume of capital expenditure during the first six months of 2006 in order to allow the Group to complete key strategic projects during the 2007 Business Year. These projects include a new rolling mill at the Brazilian plant in Sumaré, a forging press at the Austrian plant in Kapfenberg and a new plant for welding consumables in Suzhou, China. Capital expenditure in the Group increased from 36.9 m€ to 78.3 m€ during the reporting period, or by 112%.

OVERVIEW OF CORE BUSINESSES.

The High Performance Metals Division followed strong growth during the first quarter with a continuation of this excellent trend during the second three months of the reporting year. All aggregates in the division's production companies were operating at full capacity, and a number of specialty steel lines (vacuum arc re-melting units, electro-slag re-melting units) are scheduled in full up to 2007. It was this segment – specialty steels – that registered steady high demand during the second quarter, particularly from the energy, aircraft and chemical sectors as well as gas and oil field equipment suppliers. The demand for high-grade structural steels and valve steels remained at a good level during the reporting period. In contrast, sales of tool steels and high-speed steels were more reserved, above all on the North American market. The operating environment for Villares Metals S.A. in Brazil also remained unchanged: in spite of good demand, the strength of the Real had a negative impact on exports to the USA and Europe. Order intake recorded by the High Performance Metals Division for the second quarter fell slightly below the first three months of 2006 because there were fewer working days, but the first half-year in total set a new record. Sales and earnings exceeded the comparable prior year figures, in particular because of the Buderus Edelstahl acquisition. The pressure on margins intensified as a result of rising energy costs and falling alloy prices, but profitability continued to remain at a high level.

The good development of business in the Welding Consumables Division continued to gain momentum during the second quarter of 2006. This trend was triggered primarily by strong demand in Europe and America, where the division was able to record substantial growth in sales volumes at stable prices. The operating environment was particularly favorable on markets in Germany, Italy and Austria as well as in the USA. Demand in Asia also remained constant at a high level, above all on markets in China and India. As a reaction to this development, the sales organization was strengthened in India and additional measures were introduced to intensify selling activities on this growth market. In addition, a sales outlet was opened in Russia to better meet the rising demand for welding materials from the steel industry and energy sector. In general, the reporting period showed steady positive growth in the demand for medium- and high-alloy welding consumables from customers in the energy, offshore, LNG tank, chemical and petro-

BALANCE SHEET

ASSETS

		30/6/2006 in k€	31/12/2005 in k€
A.	**Non-current assets**		
I.	Property, plant and equipment	775,976.9	751,900.1
II.	Goodwill	41,032.2	41,061.9
III.	Other intangible assets	13,895.7	15,573.2
IV.	Investments in associates	114.5	114.5
V.	Other financial assets	31,961.0	30,867.8
VI.	Deferred tax assets	66,850.3	69,079.8
		929,830.6	**908,597.3**
B.	**Current assets**		
I.	Inventories	964,322.5	973,002.0
II.	Accounts receivable from trade	598,279.9	538,398.4
III.	Accounts receivable from affiliated companies	3,246.5	970.5
IV.	Income tax receivables	1,614.8	3,578.4
V.	Other receivables	67,076.0	53,242.0
VI.	Other securities	875.4	3,257.9
VII.	Cash and cash equivalents	106,121.7	110,783.4
VIII.	Prepaid expenses	21,992.2	13,007.9
		1,763,529.0	**1,696,240.5**
	Total assets	**2,693,359.6**	**2,604,837.8**

SHAREHOLDERS' EQUITY AND LIABILITIES

		30/6/2006 in k€	31/12/2005 in k€
A.	**Shareholders' equity**		
I.	Share capital	102,000.0	92,692.5
II.	Capital reserves	423,599.6	432,907.1
III.	Revenue reserves	577,136.8	475,664.2
IV.	Minority interest	9,868.1	8,728.0
V.	Retained earnings[1]	(10,399.9)	95,876.9
		1,102,204.6	**1,105,868.7**
B.	**Non-current liabilities**		
I.	Interest-bearing debt	355,406.3	359,180.8
II.	Deferred tax liabilities	62,843.8	64,151.1
III.	Severance and pension provisions	281,473.8	278,533.6
IV.	Other long-term provisions	53,712.4	53,924.6
V.	Other long-term liabilities	9,110.6	8,621.2
		762,546.9	**764,411.3**
C.	**Current liabilities**		
I.	Accounts payable from trade	260,542.9	266,317.9
II.	Payments on account	2,417.9	1,555.8
III.	Short-term borrowings	161,271.8	113,103.0
IV.	Current portion of interest-bearing debt	123,533.1	94,174.9
V.	Short-term provisions	138,990.2	133,691.5
VI.	Income tax liabilities	34,696.5	28,146.1
VII.	Other short-term liabilities	102,666.7	93,463.6
VIII	Prepaid income	4,489.0	4,105.0
		828,608.1	**734,557.8**
	Total shareholders' equity and liabilities	**2,693,359.6**	**2,604,837.8**

1) This position solely represents the retained earnings of BÖHLER-UDDEHOLM AG and does not include any income from shares of affiliated companies as at 30/6.

CONSOLIDATED INCOME STATEMENT	1-6/2006 in m€	1-6/2005 in m€	Q2 2006 in m€	Q2 2005 in m€
Net sales	**1,548.4**	**1,190.8**	**766.3**	**611.7**
Cost of sales	(1,110.2)	(809.5)	(541.7)	(419.3)
Gross profit	**438.2**	**381.3**	**224.6**	**192.4**
Other operating income	30.1	28.3	17.2	18.0
Distribution expense	(189.2)	(162.7)	(95.8)	(84.3)
Administrative expense	(79.2)	(70.6)	(40.8)	(36.5)
Other operating expense	(26.3)	(36.5)	(11.5)	(19.1)
Earnings before interest and tax (EBIT)	**173.6**	**139.8**	**93.7**	**70.5**
Interest expense (net)	(13.2)	(17.3)	(7.7)	(11.0)
Other financial result	0.7	0.5	0.6	0.3
Financial result	**(12.5)**	**(16.8)**	**(7.1)**	**(10.7)**
Earnings before tax (EBT)	**161.1**	**123.0**	**86.6**	**59.8**
Income tax expense	(45.1)	(34.4)	(24.1)	(16.7)
Net income	**116.0**	**88.6**	**62.5**	**43.1**
thereof attributable to equity holders of the parent	114.9	87.8	61.9	42.6
Thereof attributable to minority interest	1.1	0.8	0.6	0.5
Basic earnings per share (in €)	2.2[1]	8.0	1.2[1]	3.9
Diluted earnings per share (in €)	2.2[1]	6.9	1.2[1]	3.3
Average number of shares outstanding – basic	51,000,000[1]	10,912,583	51,000,000[1]	10,912,583
Average number of shares outstanding – diluted	51,000,000[1]	12,750,000	51,000,000[1]	12,750,000
Depreciation	50.4	39.5	25.2	20.2
Currency gains (losses)	3.4	(3.4)	3.7	(2.2)

1) 1:4 share split as per 8 June 2006

CHANGES IN SHAREHOLDER'S EQUITY	2006 in m€	2005 in m€
Shareholders' equity as of 1/1	**1,105.9**	**699.4**
Net income	116.0	87.8
Translation reserve	(22.5)	47.4
Dividend paid	(95.6)	(46.4)
Capital Increase	0.0	166.8
Change in treasury shares	0.0	43.7
Other	(1.6)	(0.3)
Shareholders' equity as of 30/6	**1,102.2**	**999.0**

CONSOLIDATED STATEMENT OF CASH FLOWS	2006 in m€	2005 in m€
Cash and cash equivalents as of 1/1	**114.0**	**90.5**
Cash flow before capital changes	162.8	125.6
± Change in working capital	(55.4)	(185.7)
Cash flow from operating activities	107.4	(60.1)
Cash flow from investing activities	(66.6)	(49.3)
Cash flow from financing activities	(47.8)	244.2
Change in cash and cash equivalents	(7.0)	134.8
Cash and cash equivalents as of 30/6	**107.0**	**225.3**

Further information:
BÖHLER-UDDEHOLM AG
Investor Relations &
Corporate Communications Department
Randolf Fochler

Phone (+43-1) 798 6901-22707
Fax (+43-1) 798 6901-22713
randolf.fochler@bohler-uddeholm.com
www.bohler-uddeholm.com

ADR symbol: BDHHY
Bloomberg: BUD AV
Bridge: AT;BUD
Dow Jones: R.BUD
ÖTOB symbol: BUD
Reuters: BHLR.VI

chemical industries. The Welding Consumables Division was therefore able to close the first half of 2006 with renewed growth in sales, earnings and order intake.

The second quarter of 2006 in the Precision Strip Division was characterized by sound and balanced demand on all core markets. In addition, business activities in growth regions such as China, India, Russia and Bulgaria also intensified. Order intake reported by the division for the first six months of 2006 exceeded the comparable prior year level. This trend was confirmed, above all, by higher sales of strip steels for saw production, but sales of rule die steel and cutting and creasing rules also increased. The most important customers for these products were the textile and leather industry as well as producers of packaging materials. The sales volumes of hot rolled strip and precision cold rolled strip remained near the previous year level. Regarding both these areas, it should be noted that scheduled investments in the German plant at Wetzlar led to a short-term cutback in production. For the first half of 2006 the Precision Strip Division reported improvements in sales and earnings; volumes rose during the reporting period and prices were held at a stable level. The EBIT margin for the division fell below the 2005 value because the newly added products of Buderus Edelstahl Band GmbH at Wetzlar have a lower profitability than the classic niche products made by the Precision Strip Division. However, measures have already been introduced to significantly improve the earning power of this location by the end of the year.

The Special Forgings Division continued its growth course during the second quarter of 2006, with the aircraft industry adding new impulses for the development of business. The demand from this branch also remained strong during the reporting period, and was driven not only by large customers such as Airbus and Boeing but also by manufacturers of regional jets, business jets and helicopters. The delayed deliveries of the A380 that were announced by Airbus earlier this summer will have only a slight impact on the development of business in the Special Forgings Division for the current year. Demand from the energy sector also met expectations in full. While Asia was the primary source of demand for turbine blades in 2005, the reporting period brought an additional increase in sales by European and North American power plant manufacturers. The division was also able to hold sales of forged components to utility vehicle producers and machinery constructers at a satisfactory level. During the first six months of 2006, the Special Forgings Division recorded substantial growth in sales, earnings and order intake as well as a slight improvement in profitability over the prior year in spite of an unfavorable foreign exchange climate and higher costs for raw materials.

OUTLOOK.

Based on the solid results recorded for the first six months of 2006, the management of BÖHLER-UDDEHOLM AG expects a continuation of this trend during the third quarter of the year. However, it should be noted that Edelstahlwerke Buderus AG was included in the consolidated financial statements beginning with the third quarter of 2005 and this consolidation effect will therefore not appear during the second half of the 2006 Business Year.

The development of business in the second half of 2006 should be characterized by continued robust demand in all four divisions. In particular, this applies to customers in the energy, electronics and aircraft sectors. Forecasts for the 2006 Business Year therefore call for a further increase in Group sales and, from the current point of view, earnings could also slightly exceed the record prior year level. However, this will also depend on the developments of foreign exchange rates, raw material prices and energy costs during the second half of the year.

1:4 SHARE SPLIT.

On 16 May 2006, the Annual General Meeting of BÖHLER-UDDEHOLM AG approved a share split at a ratio of 1:4. This announced stock split for the BÖHLER-UDDEHOLM share took place on the Vienna Stock Exchange at the start of trading on 8 June 2006. Therefore, the number of shares increased four times from 12,750,000 to the current level of 51,000,000. At the same time, the Vienna Stock Exchange reduced the price of the BÖHLER-UDDEHOLM share at the start of trading on 8 June 2006 to one-fourth of the trading price on the previous day.

SEGMENT OVERVIEW

High Performance Metals	1–6/2006 in m€	1–6/2005 in m€	Change
Sales	1,133.5	895.6	27%
EBIT	130.3	114.4	14%
Order intake	867.2	694.1	25%
Order backlog	451.5	387.6	16%
Welding Consumables			
Sales	212.0	163.8	29%
EBIT	22.3	16.7	34%
Order intake	235.6	176.9	33%
Order backlog	60.9	37.2	64%
Other/Consolidation			
Sales	(84.1)	(1.6)	n.a.
EBIT	(9.8)	(8.8)	11%
Order intake	(64.7)	0.0	n.a.

Precision Strip	1–6/2006 in m€	1–6/2005 in m€	Change
Sales	168.9	86.6	95%
EBIT	24.1	15.1	60%
Order intake	176.4	88.6	99%
Order backlog	53.2	36.2	47%
Special Forgings			
Sales	118.1	46.4	155%
EBIT	6.7	2.4	179%
Order intake	137.6	80.7	71%
Order backlog	224.5	161.3	39%
Group			
Sales	1,548.4	1,190.8	30%
EBIT	173.6	139.8	24%
Order intake	1,352.1	1,040.3	30%
Order backlog	790.1	622.3	27%

STOCK MARKET INDICATORS

	1–6/2006 in € post 1:4 share split	1–6/2005 in € pre 1:4 share split
Low	34.81	89.84
High	51.62	114.85
Price at 30/6	42.75	109.40
Market cap at 30/6 (in m€)	2,180.25	1,394.85

FINANCIAL CALENDAR 2006/2007

Results 1–9/2006	9 November 2006	Results 1–3/2007	15 May 2007
Preliminary Results 1–12/2006	21 February 2007	Dividend-Payment	18 May 2007
Results 1–12/2006	30 March 2007	Results 1–6/2007	3 September 2007
Annual General Meeting	8 May 2007	Results 1–9/2007	12 November 2007
Ex-Dividend	10 May 2007		

SHARE PRICE PERFORMANCE (10/4/1995–30/6/2006)


€
50
40
30
20
10
1/1/1996
1/1/1997
1/1/1998
1/1/1999
1/1/2000
1/1/2001
1/1/2002
1/1/2003
1/1/2004
BÖHLER-UDDEHOLM AG
Austrian Traded Index (ATX), indexed